

10035544 MMISSION
20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Savings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Walnut Street
(No. and Street)

Danville PA 17821
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angelo Mark Papalia (570) 271-1855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Beard LLC
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza 7535 Windsor Drive, Suite 300 Allentown, PA 18195-1014
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, Angelo Mark Papalia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Savings Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tiffany M. Kauffman, Notary Public
Danville Boro, Montour County
My Commission Expires Oct. 26, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


ParenteBeard

Independent Auditors' Report

To the Board of Directors
First Savings Securities, Inc.

We have audited the accompanying statement of financial condition of First Savings Securities, Inc. (the Company) as of December 31, 2009, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Allentown, Pennsylvania
February 26, 2010

FIRST SAVINGS SECURITIES, INC.

Statement of Financial Condition
December 31, 2009

Assets

Cash and Cash Equivalents	$ 315,498
Goodwill	6,836,826
Intangible Asset, net	93,333
Prepaid Expenses	79,505
Total Assets	$ 7,325,162

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 35,156
Deferred Income Taxes	53,804
Total Liabilities	88,960
Stockholder's Equity	
Common stock, no par value, stated value $1 per share; 5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	7,240,000
Retained earnings (deficit)	(8,798)
Total Stockholder's Equity	7,236,202
Total Liabilities and Stockholder's Equity	$ 7,325,162

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2009

Revenues:	
Commissions	$ 409,237
Investment income	1,043
Total revenues	410,280
Operating Expenses:	
Commissions paid	88,782
Salaries and benefits	172,088
Amortization of intangible	6,667
Professional services	27,941
Insurance	22,151
Computer software expenses	23,980
Licenses and registration fees	14,417
Rent and occupancy	7,646
Office expenses	7,513
Other expenses	114,544
Total operating expenses	485,729
Income before Income Taxes	(75,449)
Income Tax Benefit	(4,289)
Net Loss	$ (71,160)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Paid-in Capital	Retained Earnings/ (Deficit)	Total
Balance, December 31, 2008	$ 5,000	$ 141,797	$ 141,909	$ 288,706
Net Income	-	-	(71,160)	(71,160)
Distributions to Stockholders	-	-	(163,170)	(163,170)
Purchase Accounting Adjustments	-	6,853,203	83,623	6,936,826
Capital Contribution	-	245,000	-	245,000
Balance, December 31, 2009	$ 5,000	$ 7,240,000	$ (8,798)	$ 7,236,202

See Notes to Financial Statements

FIRST SAVINGS SECURITES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net loss	$ (71,160)
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for amortization	6,667
Deferred income taxes	53,804
Changes in assets and liabilities	
Amounts due from broker dealers	253,614
Prepaid expenses	(75,670)
Accounts payable and accrued expenses	22,515
Accrued commissions	(18,825)
Other liabilities	(60)
Net Cash Provided by Operating Activities	170,885
Cash Flows from Financing Activities	
Distributions to stockholders	(163,170)
Capital contribution	245,000
Net Cash Provided by Financing Activities	81,830
Net Increase in Cash	252,715
Cash Balance, Beginning of Year	62,783
Cash Balance, End of Year	$ 315,498
Supplementary Cash Flows Information	
Income taxes paid	$ 19,000
Supplementary Schedule of Noncash Investing and Financing Activities	
Purchase accounting adjustments to stockholder's equity	$ 6,936,826

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Danville, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). On August 31, 2009, Papalia Securities, Inc. was acquired by First Savings Bank of Perkasie (the "Bank") and subsequently changed the Company's name to First Savings Securities, Inc.

The Company is a wholly-owned subsidiary of the Bank.

REVENUE RECOGNITION

Accounting principles generally accepted in the United States of America require that securities transactions and the related commission income and expense be recorded on a trade date basis. The Company derives its commission income primarily from the sale of variable products.

RECEIVABLES FROM BROKER DEALERS

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

INCOME TAXES

The Company's results for the period from September 1, 2009 through December 31, 2009 will be included in a consolidated federal tax return of the Bank's parent company, FSB Bankshares Corporation, a C corporation, for the year ended December 31, 2009. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return.

Prior to the acquisition of the Company by the Bank, the Company was an S corporation. In lieu of corporate income taxes, the prior shareholders of the

Company were taxed on their proportionate share of the Company's taxable income.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Effective January 1, 2009, the Company adopted recent accounting guidance related to accounting for uncertainty in income taxes. The guidance provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of the new guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of income.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of income taxes.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and interest earning deposits.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

Goodwill represents the excess of acquisition costs over fair value of assets acquired. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. No impairment of goodwill has been identified as of December 31, 2009.

Identifiable intangible asset consisting of a non-compete agreement of $100,000 is being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the year ended December 31, 2009 was $6,667. The identifiable intangible asset is tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. No impairment of the identifiable intangible asset has been identified as of December 31, 2009.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2009, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 26, 2010, the date these financial statements were available to be issued.

NEW ACCOUNTING STANDARD

In December 2007, the Financial Accounting Standards Board ("FASB") issued new accounting guidance on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (formerly referred to as purchase method) be used for all business combinations and that an acquirer be identified for each business combination. The guidance defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values. The guidance requires the acquirer to generally recognize acquisition-related costs and restructuring costs separately from the business combination as period expenses. The guidance was effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The purchase of the Company by the Bank has been accounted for in accordance with the new guidance. Refer to Footnote 7 for additional disclosures.

2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $226,538 which was $221,538 in excess of its required net capital of $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1 at December 31, 2009.

3. RELATED PARTY TRANSACTIONS

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to a predetermined allocation formula. For the year ended December 31, 2009 reimbursements were made as follows:

Salaries and benefits	$172,089
Professional fees and services	4,571
Rent and occupancy	7,646
Office expenses	7,513
Insurance	2,248
Other	2,016
Total	$196,083

No business transactions have occurred between the Company and the Bank.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2009, cash balances in excess of federally insured limits were $65,498.

5. INCOME TAXES

The components of income tax expense are reflected for the activity since the date of acquisition, August 31, 2009, as any income tax liabilities prior to this date are the responsibility of the previous owners. For the four months ended December 31, 2009, the net loss before income taxes was $13,087 and the net loss was $8,798. The components of the income tax benefit for the period ended December 31, 2009 are as follows:

Current	$(58,093)
Deferred	53,804
	$ (4,289)

Deferred income taxes consisted of the following components as of December 31, 2009:

	2009
Deferred tax assets:	
Intangible asset	$1,804
State net operating loss carryforwards	6,065
	7,869
Deferred tax liabilities:	
Goodwill	61,673
Net deferred tax liabilities	$(53,804)

As of December 31, 2009, the Company has state net operating loss carryforwards in the amount of $92,168 that expire in 2029. Management believes that the entire state net operating loss carryforwards will be utilized prior to their expiration, and as such, no valuation allowance has been provided for them.

6. Business Combinations

On August 31, 2009, the Bank acquired the Company for $7,000,000. The Bank elected to use push down accounting resulting in the preliminary purchase price allocation for the Company as follows:

Cash	$66,000
Prepaid expenses	9,254
Intangible asset	100,000
Goodwill	6,836,826
Total assets acquired	7,012,080
Total liabilities assumed, accrued liabilities	(12,080)
	$7,000,000

The Company was allocated goodwill of $6,836,826 as a result of the acquisition. This allocation was based on an estimate of the excess of the Company's allocated purchase price over the fair value of its net assets.

As a result of push down accounting, the financial statements for periods prior to and after the acquisition are not comparable. Periods prior to the acquisition are based on the predecessor entity's historical cost. Periods after the acquisition reflect the application of push down accounting.

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2009

Computation of Net Capital

Total Stockholder's Equity	$ 7,236,202
Deductions and/or Charges:	
Non-allowable assets,	
Prepaid expenses, intangible asset and goodwill	(7,009,664)
Haircuts on securities	-
Other deductions and/or changes	(7,009,664)
Net Capital	$ 226,538

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness:	
Accounts payable, accrued liabilities, and other	$ 35,156
Total liabilities	35,156
Other Items	-
Total Aggregate Indebtedness	$ 35,156

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued) As of December 31, 2009

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 2,344
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 221,538
Excess Net Capital at 1000%	$ 223,022
Ratio: Aggregate Indebtedness to Net Capital	.16 to 1

Reconciliation With Company's Computation

Included in Part II of Form X-17A-5:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 226,538
Net audit adjustments	-
Net Capital	$ 226,538

FIRST SAVINGS SECURITIES, INC.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

ParenteBeard

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
First Savings Securities, Inc.

In planning and performing our audit of the financial statements of First Savings Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Allentown, Pennsylvania
February 26, 2010